SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaufman 16, boulevard de la Princess Charlotte 98000 Monaco + 7 495 786 7601

With a copy to:

Ben Burman Darrois Villey Maillot Brochier AARPI 69, avenue Victor Hugo 75116 Paris France + 33 1 45 02 19 19

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

August 18, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 153435102	13D	(Page 2 of 9 Pages)

1	NAME OF REPORTING PERSON Mark Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of Russian Federation and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,881,804
	8	SHARED VOTING POWER 1,078,446
	9	SOLE DISPOSITIVE POWER 5,881,804
	10	SHARED DISPOSITIVE POWER 1,078,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,960,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% *
14	TYPE OF REPORTING PERSON (see instructions) IN

*	This calculation is based on 72,732,559 shares of common stock, par value $0.01 per share, outstanding as of August 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 9, 2011.

CUSIP No. 153435102	13D	(Page 3 of 9 Pages)

1	NAME OF REPORTING PERSON W & L Enterprises Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,078,446
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,078,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*	This calculation is based on 72,732,559 shares of common stock, par value $0.01 per share, outstanding as of August 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 9, 2011.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is at 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey.

Item 2.	Identity and Background

(a), (b), (c) and (f) This statement is filed by Mr. Mark Kaufman (“Kaufman”) and W & L Enterprises Ltd (“W&L”, and together with Kaufman, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of August 28, 2011, a copy of which is attached hereto as Exhibit 99.1.

(i)	The residential address of Kaufman is at 16, boulevard de la Princesse Charlotte, 98000 Monaco.

Kaufman’s present principal occupation is as a private investor and business consultant for the wines and spirits sector, a sector in which he has extensive international business experience over the past 20 years. Until completion of the sale of his remaining interests in the Whitehall Group to the Issuer on March 22, 2011, Kaufman was the Chief Executive Officer of the Whitehall Group, one of the leading importers and distributors of wines and spirits in Russia. From its formation in June 2006 through February 2010, Kaufman was Chief Executive Officer of OOO Moët Hennessy Whitehall Rus, the Russian joint venture between Whitehall and Moët Hennessy International, and from March 2010 until March 2011 was Chairman of the Board of this joint venture. Kaufman currently also serves as Co-Chairman of the Moët Hennessy Advisory Board for Russia.

Kaufman is a citizen of the Russian Federation and of Israel.

(ii)	W&L is a company incorporated under the laws of the Territory of the British Virgin Islands, having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

W&L’s principal business is to invest in various international assets, including international securities.

The directors of W&L are Kaufman and Olga Kuritsyna (“Kuritsyna”), who is Kaufman’s wife. Kuritsyna’s residential address is at 16, boulevard de la Princesse Charlotte, 98000 Monaco. Kuritsyna is a citizen of the Russian Federation and of Israel.

W&L has no executive officers and Kaufman is its controlling shareholder. Kuritsyna is the only other shareholder of W&L.

(d) During the last five years, none of the Reporting Persons nor Kuritsyna has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor Kuritsyna has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the open market transactions in the Common Shares reported under Item 5 hereof, Kaufman held 219,742 Common Shares having an aggregate cost basis of $2,581,969. These Common Shares were among 938,501 Common Shares issued by the Issuer to Kaufman on March 22, 2011, in satisfaction of the Issuer’s share price protection guarantees with respect to 959,245 Common Shares issued by the Issuer to Kaufman on February 7, 2011 as consideration for the purchase by the Issuer from Kaufman of 3,751 Class A shares of Peulla Enterprises Limited, pursuant to the Share Purchase Agreement, dated February 7, 2011, by and between, inter alios, the Issuer and Kaufman, as amended, and as previously disclosed by the Issuer on its Forms 8-K filed with the Securities and Exchange Commission (“SEC”) on February 7, 2011 and March 25, 2011 (file no. 000-24341).

As set forth under Item 5, between July 18, 2011 and August 26, 2011, the Reporting Persons have acquired an aggregate of 6,740,508 Common Shares in open market purchases effected by broker-dealers for an aggregate consideration of $44,224,685, including brokers’ commissions and fees. The source of funding for such market purchases has been the personal funds of Kaufman.

Item 4.	Purpose of Transaction

Based on Kaufman’s extensive international experience in the wines and spirits sector (see Item 2), the Reporting Persons believe that the Issuer’s business has unrealized potential and that accordingly the Common Shares represent an attractive investment.

The Reporting Persons may engage in discussions with the management and the board of directors of the Issuer, with other stockholders of the Issuer and other relevant parties, including potential investors and financing parties, concerning the business, assets, capital structure, financial condition, operations, governance, management, strategy and future plans of the Issuer, with the aim of creating additional value in the Issuer. These discussions may include proposing or considering one or more of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial condition and strategic direction, actions taken by the board, the trading price of the Common Shares, the other investment opportunities available to them, conditions in the financial markets and general economic and industry conditions, the Reporting Persons reserve the right to take such actions in the future with respect to their holding of Common Shares as they deem appropriate, subject to applicable law, including acquiring additional Common Shares or other securities or financial instruments related to the Issuer or disposing of some or all of their existing Common Shares (in the open market, in privately negotiated transactions, or otherwise) and/or otherwise changing their intention with respect to any or all of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a), (b)

Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the SEC on August 8, 2011, there were 72,732,559 Common Shares outstanding as of August 4, 2011.

Based on the foregoing, the 6,740,508 Common Shares beneficially held by the Reporting Persons represent approximately 9.6% of the Common Shares issued and outstanding.

Kaufman holds sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 5,881,804 Common Shares, representing approximately 8.1% of the Common Shares issued and outstanding. As shareholder and director of W&L Kaufman may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to 1,078,446 Common Shares held by W&L.

W&L holds shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, with respect to 1,078,446 Common Shares, representing approximately 1.5% of the Common Shares issued and outstanding.

(c) Except for the transactions set forth below, all of which were effected for the account of the respective Reporting Person by broker-dealers in the open market, no Reporting Person has effected any transaction with respect to the Common Shares over the last 60 days:

Reporting Person	Trade Date	Buy or Sell	Number of Shares	Price per Share
Kaufman	July 18, 2011	Sell	100,000	$10.1002
Kaufman	July 18, 2011	Buy	20,674	$10.0872
Kaufman	July 19, 2011	Buy	79,326	$10.1881
Kaufman	July 21, 2011	Buy	200,000	$10.2912
Kaufman	July 28, 2011	Buy	472,000	$9.8596
Kaufman	August 1, 2011	Buy	155,388	$9.4988
Kaufman	August 2, 2011	Buy	44,612	$9.4858
Kaufman	August 3, 2011	Buy	250,000	$8.7130
Kaufman	August 4, 2011	Buy	677,441	$7.4802
Kaufman	August 5, 2011	Buy	129,300	$6.7667
Kaufman	August 5, 2011	Buy	253,413	$6.6012
Kaufman	August 8, 2011	Buy	370,700	$6.1290
Kaufman	August 9, 2011	Buy	25,300	$5.7954
Kaufman	August 9, 2011	Buy	89,672	$5.7208
Kaufman	August 10, 2011	Buy	324,700	$5.5145
Kaufman	August 10, 2011	Buy	260,328	$5.4989
Kaufman	August 17, 2011	Buy	50,000	$6.0925

Kaufman	August 17, 2011	Buy	100,000	$6.1233
Kaufman	August 18, 2011	Buy	208,900	$5.6431
Kaufman	August 18, 2011	Buy	100,000	$5.7428
Kaufman	August 19, 2011	Buy	441,100	$5.5135
Kaufman	August 19, 2011	Buy	74,709	$5.4474
Kaufman	August 22, 2011	Buy	76,400	$5.4000
Kaufman	August 23, 2011	Buy	8,900	$5.4000
Kaufman	August 24, 2011	Buy	99,000	$5.4992
Kaufman	August 24, 2011	Buy	200,000	$5.4917
Kaufman	August 25, 2011	Buy	250,000	$5.4943
Kaufman	August 25, 2011	Buy	727,200	$5.4810
Kaufman	August 26, 2011	Buy	72,999	$5.3137

W&L	August 18, 2011	Buy	250,000	$5.6831
W&L	August 19, 2011	Buy	600,000	$5.5308
W&L	August 22, 2011	Buy	119,646	$5.4000
W&L	August 24, 2011	Buy	8,800	$5.4884
W&L	August 25, 2011	Buy	100,000	$5.4981

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise expressly set forth in this Statement on Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Common Shares, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2011, by and between Mark Kaufman and W & L Enterprises Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2011

/S/ MARK KAUFMAN
Mark Kaufman

W & L ENTERPRISES LTD

By:	/S/ MARK KAUFMAN
Name:	Mark Kaufman
Title:	Director

By:	/S/ OLGA KURITSYNA
Name:	Olga Kuritsyna
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2011, by and between Mark Kaufman and W & L Enterprises Ltd.